SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                MEDIUM4.COM, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   58500L 10 6
                                 (CUSIP Number)



                             ALAN CHARLES MARGERISON
                        INTER ASSET JAPAN LBO NO. 1 FUND
                         35F ATAGO GREENHILLS MORI TOWER
                             2-5-1 ATAGO, MINATO-KU
                              TOKYO 105-6235 JAPAN
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 27, 2001
              Date of Event Which Requires Filing of This Statement



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

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                                  SCHEDULE 13D

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CUSIP NO. 58500L 10 6                           PAGE 2 OF 6 PAGES
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       INTER ASSET JAPAN LBO NO. 1 FUND

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                    (b) [   ]

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

       WC

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)  [   ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION       JAPAN
-------------------------- -------- -------------------------------------------

  NUMBER OF       7  SOLE VOTING POWER       20,000,000

 SHARES
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BENEFICIALLY      8  SHARED VOTING POWER

  OWNED BY
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    EACH          9  SOLE DISPOSITIVE POWER       20,000,000

 REPORTING
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   PERSON        10  SHARED DISPOSITIVE POWER

    WITH
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             20,000,000
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 12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]

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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13          41.6%
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 14    TYPE OF REPORTING PERSON*
             PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 58500L 10 6                           PAGE 3 OF 6 PAGES
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ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Medium4.com, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1220 Collins Avenue, Suite 100, Miami Beach, Florida 33139.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by Inter Asset Japan LBO No. 1 Fund, a Japanese limited partnership (the "Reporting Person"). The Reporting Person is an institutional investor.

     The sole general  partner of the  Reporting  Person is Inter Asset Japan KK
(Kabushiki   Gaisha),   a  Japanese  limited  liability  company  (the  "General
Partner"). The General Partner is a venture capital company.

     The person in control of the General Partner is Alan Charles Margerison, a citizen of the United Kingdom. The principal occupation of Mr. Margerison is president of the General Partner.

     The principal business address of the Reporting Person, the General Partner and Mr. Margerison is 35F Atago Greenhills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan.

     During the last five years, neither the Reporting Person, nor, to the best of its knowledge, the General Partner or Mr. Margerison have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither the Reporting Person, nor, to the best of its knowledge, the General Partner or Mr. Margerison have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 30, 2001, the Reporting Person acquired in a private transaction with the Issuer 1,000 shares of the Issuer's Series A Convertible Preferred Stock for an aggregate consideration of $1,000,000. The source of funds used for the purchase of the Series A Convertible Preferred Stock was the working capital of the Reporting Person.

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CUSIP NO. 58500L 10 6                           PAGE 4 OF 6 PAGES
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ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired the Series A Convertible Preferred Stock, which is convertible into Common Stock, on October 30, 2001. No conversion could occur unless and until such time as the holders of the Common Stock approved (i) the transaction by which the Series A Convertible Preferred Stock was issued and sold, as required by Rule 713 of the American Stock Exchange LLC, and (ii) an amendment to the Issuer's Restated Certificate of Incorporation increasing its authorized common stock to at least 60,000,000 shares. The stockholders of the Issuer approved both such matters at the Issuer's annual meeting of stockholders on December 27, 2001.

     The Reporting Person has acquired the Series A Convertible Preferred Stock for investment purposes. In that connection, the Reporting Person may engage in communications with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Person intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may effect control of the Issuer by converting the Series A Convertible Preferred Stock into Common Stock. The Reporting Person may also acquire shares of Common Stock as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Person may dispose of some or all of the shares of Common Stock it receives upon conversion of the Series A Convertible Preferred Stock in the open market, in privately negotiated transactions or otherwise.

     At the time of its acquisition of the Series A Convertible Preferred Stock, the Reporting Person requested representation on the Issuer's board of directors. The Issuer consented to such request pending approval of the matters discussed in the first paragraph of Item 4 herein. Upon such approval, Satoru Hirai, the designated nominee of the Reporting Person, was elected to the board of directors at such annual meeting.


ITEM 5.   INTEREST OF SECURITIES OF THE ISSUER

     As of December 27, 2001, the Reporting Person held of record 1,000 shares of Series A Convertible Preferred Stock. Commencing on such date, each share of Series A Convertible Preferred Stock became convertible at any time or from time to time into 20,000 shares of Common Stock, or an aggregate of 20,000,000 shares of Common Stock if all of the Series A Convertible Preferred Stock is converted.

     The number of shares of Common Stock outstanding as of December 27, 2001 was 28,133,796 based upon information provided by the Issuer. As of such date, the Reporting Person, as owner of the Series A Convertible Preferred Stock, beneficially owned approximately 41.6% of the Common Stock.

     The Series A Convertible Preferred Stock carries no voting rights except as may be required by law. Upon conversion of the Series A Convertible Preferred

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CUSIP NO. 58500L 10 6                           PAGE 5 OF 6 PAGES
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Stock,  the  Reporting  Person will have sole voting power and sole  dispositive power with respect to the Common Stock received upon conversion.

     Except as set forth in Item 3 of this statement (which information is incorporated herein by reference), no transactions in the Common Stock were effected by the Reporting Person within 60 days of December 27, 2001.

     Neither of the other persons identified in Item 2 herein beneficially owned any shares of Common Stock as of December 27, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS 0R RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as  described  herein,  neither the  Reporting  Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

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CUSIP NO. 58500L 10 6                           PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 2002
                                   INTER ASSET JAPAN LBO NO. 1 FUND

                                      By: Inter Asset Japan KK
                                              its General Partner

                                      By: /S/ ALAN CHARLES MARGERISON
                                          ---------------------------------
                                           Alan Charles Margerison
                                           President